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EXHIBIT 12.01

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

5-Year Ratio of Earnings to Fixed Charges	2003	Restated 2002	Restated 2001	Restated 2000	Restated 1999
	$ millions
Earnings
Earnings from continuing operations before minority interest and income taxes	$4,694	$2,761	$2,263	$5,263	$4,733
Fixed Charges	361	420	233	148	174
Capitalized interest, net of amortization	(35)	(16)	(16)	(12)	(15)

Total Earnings	$5,020	$3,165	$2,480	$5,399	$4,892

Fixed Charges
Interest and debt expense	$277	$364	$182	$108	$130
Capitalized interest	35	16	16	12	15
One-third of rental expense	49	40	35	28	29

Total Fixed Charges	$361	$420	$233	$148	$174

Ratio of Earnings to Fixed Charges	13.91	7.54	10.64	36.48	28.11

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  EXHIBIT 12.01
Statement Regarding Computation of Ratios of Earnings to Fixed Charges